Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com



Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

February 3, 2010

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound pages.

We ask that you kindly confirm receipt of this document by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP



for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. Business Acquisition Report – English, January 25, 2010.

CALFRAC WELL SERVICES LTD.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1 Name and Address of Company

Calfrac Well Services Ltd. ("**Calfrac**")
411 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

1.2 Executive Officer

The name and business telephone number of an executive officer of Calfrac who is knowledgeable about this report and the significant acquisition for which it is filed is as follows:

Laura A. Cillis
Senior Vice President, Finance and Chief Financial Officer
Calfrac Well Services Ltd.
Telephone: (403) 266-6000

Item 2 – Details of Acquisition

2.1 Nature of Business Acquired

On November 10, 2009, Calfrac announced that it had completed its previously announced acquisition of Century Oilfield Services Inc. ("**Century**"), a privately held fracturing services company based in Calgary, Alberta (the "**Acquisition**") pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**Arrangement**") involving Calfrac, Century and securityholders of Century.

Century was founded in 2005 and was a leading provider of fracturing services in the Western Canadian Sedimentary Basin ("**WCSB**"). Century has approximately 70,000 of conventional pumping horsepower and 12 blenders currently operating across the WCSB, in addition to a complement of related equipment, including high rate pumpers, $C0^2$ and nitrogen pumping units and 10 coiled tubing units.

Additional information regarding the Acquisition can be found in Calfrac's material change report dated September 30, 2009 which may be accessed at www.sedar.com under Calfrac's profile.

2.2 Date of Acquisition

November 10, 2009.

2.3 Consideration

Under the terms of the Arrangement, Century shareholders were entitled to elect to receive either (A) 0.045676 of a common share of Calfrac ("**Share Consideration**") for each common share of Century held, or (B) $0.679182 in cash ("**Cash Consideration**") for each common share of Century ("**Century Share**") held, or (C) a combination of Share Consideration and Cash Consideration; provided that the maximum aggregate Cash Consideration was not to exceed approximately $13.5 million; and provided that the maximum aggregate Share Consideration was not to exceed approximately 5.15 million common shares of Calfrac ("**Calfrac Shares**"). In the event that Century shareholders elected to receive more than the maximum amount of Cash Consideration or Share Consideration available, such consideration was to be distributed pro rata.

Pursuant to the elections made by Century shareholders, Calfrac paid, in aggregate, $13,506,267.60 in cash and issued 5,144,695 Calfrac Shares to Century shareholders pursuant to the Arrangement. Calfrac drew from its existing credit facilities to fund the cash consideration paid to Century shareholders pursuant to the Arrangement.

In addition, Calfrac assumed indebtedness and incurred other liabilities of approximately $30 million on an aggregate net basis in connection with the Acquisition.

2.4 Effect on Financial Position

The effect of the acquisition on Calfrac's financial position is outlined in the unaudited pro forma financial statements attached as Schedule B hereto.

Calfrac does not presently plan or propose to make any material changes in its business or affairs, either generally or with respect to Century's assets, that would reasonably be expected to have a significant effect on the results of operations or financial position of Calfrac.

Rob Montgomery, who was formerly Century's Vice President of Operations, has been appointed as Calfrac's Vice President, Operations for Calfrac's Canadian Division. Don Battenfelder, who previously held that position, was appointed as Calfrac's Vice President, Global Operations.

2.5 Prior Valuations

Not applicable. Neither Calfrac nor Century has, during the 12 months preceding the date hereof or the date of the Acquisition, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by Calfrac for Century.

2.6 Parties to Transaction

Not applicable. The acquisition was not with an informed person, associate or affiliate of Calfrac.

2.7 Date of Report

January 22, 2010

Item 3 – Financial Statements

The following financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form part of this business acquisition report:

Schedule A – Historical Financial Statements of Century

Attached as Schedule A are the unaudited comparative consolidated financial statements of Century as at and for the three and nine month periods ended September 30, 2009, together with the notes thereto; and the audited comparative consolidated financial statements of Century as at and for the 15 months ended December 31, 2008 and as at and for the 12 months ended September 30, 2007, together with the notes thereto and the auditors' report thereon.

The consent of KPMG LLP was not requested in respect of the inclusion of their audit report in this business acquisition report.

Schedule B – Pro Forma Financial Statements of Calfrac

Attached as Schedule B are unaudited pro forma as adjusted consolidated financial information of Calfrac as at and for the nine months ended September 30, 2009 and for the year ended December 31, 2008, together with notes thereto, which give effect to the acquisition of 100% of the Century Shares.

SCHEDULE A

Consolidated Financial Statements of

CENTURY OILFIELD SERVICES INC.

Three and nine months ended September 30, 2009

(Unaudited)

CENTURY OILFIELD SERVICES INC.

Consolidated Balance Sheets
(Amounts expressed in 000's, CAD)
(Unaudited)

	September 30, 2009	December 31, 2008
Assets		
Current assets:		
Accounts receivable	$ 9,916	$ 25,496
Inventory	8,213	8,805
Prepaid expenses	918	1,440
	19,047	35,741
Property and equipment (note 4)	141,600	165,115
Intangible assets	1,512	1,795
Goodwill (note 5)	–	3,503
	$ 162,159	$ 206,154
Liabilities and Shareholders' Equity		
Current liabilities:		
Operating line (note 6)	$ 9,957	$ 2,062
Accounts payable and accrued liabilities	11,410	17,953
Current portion of obligations under capital leases (note 7)	5,319	1,145
Current portion of long-term debt (note 8)	22,475	1,243
	49,161	22,403
Obligations under capital leases (note 7)	–	5,026
Long-term debt (note 8)	–	17,442
Deferred gain (note 7)	299	326
	299	22,794
	49,460	45,197
Shareholders' equity:		
Share capital (note 9)	169,563	169,563
Contributed surplus (note 11)	7,096	5,122
Deficit	(63,960)	(13,728)
	112,699	160,957
Going concern (note 1)		
Commitments (note 14)		
Subsequent events (note 17)		
	$ 162,159	$ 206,154

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors of Century Oilfield Services Inc.,

signed "Kevin R. Baker" signed "Raymond P. Mack"

CENTURY OILFIELD SERVICES INC.

Consolidated Statements of Operations and Deficit
(Amounts expressed in 000's, CAD except per share amounts)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2009	2008	**2009**	2008
Revenue	**$ 18,348**	$ 32,828	**$ 52,471**	$ 69,961
Expenses:				
Materials and operating	**15,206**	21,888	**48,978**	57,243
General and administrative	**2,009**	2,563	**5,816**	6,152
	1,133	8,377	**(2,323)**	6,566
Other expenses (income):				
Impairment of property and equipment (note 4)	**27,435**	–	**27,435**	–
Depreciation and amortization	**4,645**	2,987	**13,755**	8,184
Impairment on goodwill (note 5)	**3,503**	–	**3,503**	–
Stock based compensation	**504**	1,638	**1,974**	2,800
Interest on long-term debt	**373**	221	**1,066**	568
Foreign exchange (gain) loss	**68**	80	**(3)**	161
(Gain) loss on disposal of property and equipment	**21**	(20)	**179**	(33)
Interest income	**–**	(3)	**–**	(32)
	36,549	4,903	**47,909**	11,648
Net income (loss)	**(35,416)**	3,474	**(50,232)**	(5,082)
Deficit, beginning of period	**(28,544)**	(23,364)	**(13,728)**	(14,808)
Deficit, end of period	**$ (63,960)**	$ (19,890)	**$ (63,960)**	$ (19,890)
Basic and diluted income (loss) per share (note 10)	**$ (0.27)**	$ 0.03	**$ (0.38)**	$ (0.05)

See accompanying notes to the consolidated financial statements

CENTURY OILFIELD SERVICES INC.

Consolidated Statements of Cash Flows
(Amounts expressed in 000's, CAD)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2009	2008	**2009**	2008
Cash provided by (used in):				
Operating activities:				
Net income (loss)	**$ (35,416)**	$ 3,474	**$ (50,232)**	$ (5,082)
Items not affecting cash:				
Impairment of property and equipment	**27,435**	–	**27,435**	–
Depreciation and amortization	**4,645**	2,987	**13,755**	8,184
Impairment on goodwill	**3,503**	–	**3,503**	–
Stock based compensation	**504**	1,638	**1,974**	2,800
Unrealized foreign exchange loss	**77**	–	**–**	–
(Gain) loss on disposal of property and equipment	**21**	(20)	**179**	(33)
	769	8,079	**(3,386)**	5,869
Change in non-cash working capital items (note 15):	**1,274**	(9,018)	**10,132**	(4,683)
	2,043	(939)	**6,746**	1,186
Financing activities:				
Increase in operating line	**3,679**	6,777	**7,895**	6,439
Repayment of obligations under capital leases	**(290)**	(271)	**(853)**	(712)
Repayment of long-term debt	**(98)**	(36)	**(1,209)**	(135)
Issue of common shares, net of costs	**–**	8,448	**–**	10,525
Increase (decrease) in shares to be issued	**–**	(1,975)	**–**	55
Proceeds from long-term debt	**–**	–	**5,000**	1,649
Proceeds on sale of equipment related to financing activities	**–**	–	**–**	3,026
Proceeds from exercise of stock options	**–**	–	**–**	6
	3,291	12,943	**10,833**	20,853
Investing:				
Purchase of property and equipment	**(4,817)**	(6,596)	**(21,269)**	(18,427)
Change in non-cash working capital from purchase of property and equipment	**(517)**	(5,408)	**19**	(3,612)
Proceeds on disposal of property and equipment related to investing activities	**–**	–	**3,671**	–
	(5,334)	(12,004)	**(17,579)**	(22,039)
Change in cash	**–**	–	**–**	–
Cash, beginning of period	**–**	–	**–**	–
Cash, end of period	**$ –**	$ –	**$ –**	$ –

Supplemental information (note 15)

See accompanying notes to the consolidated financial statements

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2009
(Amounts expressed in 000's, CAD except per share amounts)
(Unaudited)

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Century Oilfield Services Inc. is an oilfield services company, incorporated under the laws of the Province of Alberta. The Company provides specialized products, services, equipment and technology for use in the fracturing and stimulation of oil and gas wells in western Canada.

Basis of presentation

These unaudited consolidated financial statements include the accounts of Century Oilfield Services Inc. and its wholly-owned subsidiaries, Dominion Land Projects Ltd. ("DLPL") and Century Frac Services Inc., (together the "Company").

The unaudited interim consolidated financial of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. Except where noted, these interim consolidated financial statements have been prepared following the same accounting policies and methods of application as the consolidated financial statements of the Company for the period ended December 31, 2008. The disclosures provided herein are incremental to those included within the Company's annual consolidated financial statements. The interim consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements for the period ended December 31, 2008.
Accounting measurements at interim dates inherently involve greater reliance on estimates than at the year-end and the results from operations during the interim periods shown in these statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying interim consolidated financial statements include all adjustments necessary to fairly present the consolidated result of operations and cash flows for the three and nine months ended September 30, 2009.

These financial statements have been prepared by management in accordance with accounting principles applicable to a going concern which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. For the nine month period ended September 30, 2009, the Company recognized a net loss of $50,232 and has an accumulated deficit of $63,960. The Company's ability to continue as a going concern is dependent on its ability to achieve and sustain profitable operations and the continued support from its lenders. The financial statements do not reflect adjustments to the carrying value of assets and liabilities and the reported expenses and the balance sheet classifications that would be necessary if the going concern assumption were inappropriate, and these adjustments could be material.

Certain comparative figures have been reclassified to conform to the current financial statement presentation

NOTE 2 – ACCOUNTING POLICIES

Changes in accounting policies and practices

Effective January 1, 2009 the Company has adopted the following pronouncements in accordance with new CICA Handbook sections.

Goodwill and intangible assets

Beginning January 1, 2009, The Company has adopted CICA Handbook Section 3064 which deals with the accounting treatment of internally developed intangibles and the recognition of such assets. The adoption of this standard did not have any effect on the financial statements.

NOTE 2 – ACCOUNTING POLICIES (*Continued*)

Future accounting pronouncements
The CICA has announced the following accounting policy changes that will become effective for the Company in future fiscal periods.

(a) Business combinations
For acquisitions dated on or after January 1, 2011 CICA Handbook Section 1582 "Business Combinations" provides new guidance which will replace CICA section 1581 of the same name. Under this guidance the purchase price used in a business combination is based on the fair value of shares exchanged at their market price on the day of the exchange. The new pronouncement generally requires the expensing of all acquisition costs related to the transaction currently capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the date of acquisition and re-measured at fair value through earnings each period until settled. Additionally negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to deduct it from non-current assets in the purchase allocation.

(b) International Financial Reporting Standards
For years beginning on or after January 1, 2011, all Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP. The Company plans on adopting IFRS and is developing a project plan while assessing the potential impacts of the change-over. The Company has determined that the accounting for property and equipment and leases will be impacted by the conversion to IFRS. The conversion to IFRS will result in other changes which may be significant in nature and these will continue to be assessed and examined by management.

NOTE 3 – SEASONALITY OF OPERATIONS

The Company's operations are carried out in western Canada. The ability to move heavy equipment in western Canadian oil and natural gas fields is dependant on weather conditions, whereby thawing in the spring renders many secondary roads incapable of supporting heavy equipment until the ground is dry. In addition, activity in more northern parts of Canada is accessible only in winter months where the ground is frozen deep enough to support the equipment. As a result, Century's activity generally follows along with this seasonality, whereby activity is traditionally higher in the first and fourth quarter and lower in the second and third quarter of the year.

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2009
(Amounts expressed in 000's, CAD except per share amounts)
(Unaudited)

NOTE 4 – PROPERTY AND EQUIPMENT

September 30, 2009	Cost	Accumulated depreciation	Impairment loss	Net book value
Equipment	$ 163,284	$ 33,077	$ 25,313	$ 104,894
Buildings	16,167	934	–	15,233
Land	11,104	–	–	11,104
Equipment under capital lease	7,546	1,424	2,122	4,000
Equipment under construction	5,942	–	–	5,942
Office improvements	524	322	–	202
Furniture and fixtures	373	148	–	225
	$ 204,940	$ 35,905	$ 27,435	$ 141,600

December 31, 2008	Cost	Accumulated depreciation	Impairment loss	Net book value
Equipment	$ 150,023	$ 20,841	$ –	$ 129,182
Buildings	10,548	519	–	10,029
Land	10,731	–	–	10,731
Equipment under capital lease	7,546	915	–	6,631
Equipment under construction	8,042	–	–	8,042
Office improvements	509	244	–	265
Furniture and fixtures	329	94	–	235
	$ 187,728	$ 22,613	$ –	$ 165,115

Included in the building costs noted above is $5,828 (2008 – $1,762) of buildings currently under construction which is not subject to depreciation until completion. Costs for equipment under construction of $5,942 (2008 - $8,042) are also not subject to depreciation until put into service.

As a result of a purchase offer received by the Company and subsequent plan of arrangement (note 17), as well as changes in the operating environment which has adversely impacted the Company's revenues and operating margins, management conducted an impairment test of its long-lived assets at September 30, 2009. As the carrying amount of the long-lived assets exceeded the undiscounted cash flows from their future use, it was determined that the assets were impaired. At the end of the period an impairment of $27,435 was recognized to reduce the carrying value of the Company's property and equipment to management's estimate of their fair value based on prices for similar assets.

NOTE 5 – GOODWILL

As a result of the conditions which predicated the testing for impairment of the property and equipment the Company also performed a goodwill impairment test at September 30, 2009. The results of the test demonstrated that the carrying amount of the assets exceeded their fair value. Accordingly impairment on goodwill of $3,503 was recognized by the Company and was included in the determination of net income (loss) for the period.

(Amounts expressed in 000's, CAD except per share amounts)

NOTE 6 – OPERATING LINE

The Company has a demand revolving operating facility with a limit of $19 million. As at September 30, 2009 $9,957 was drawn on the operating line. The facility requires no principal payments and is secured by a first priority general security agreement covering all present and after acquired personal property of the Company, other than land and buildings. The credit facility is renewable annually. Interest is payable monthly and based on the bank's current prime lending rate plus 1.00 to 1.50 percent, or at current banker's acceptance rates plus a stamping fee of 250 to 325 basis points depending on certain financial ratios.

The Company was in breach of a financial covenant under its revolving operating facility. The lender has provided a written agreement to forbear this breach until October 1, 2009.

NOTE 7 – OBLIGATIONS UNDER CAPITAL LEASES

In 2007 the Company entered into a sale-lease back arrangement with its bank whereby it sold and leased back equipment for proceeds of $4,521 resulting in a total gain on disposal of $167 which is being recognized as a deferred gain over time in proportion to the amortization of the leased assets. The lease is payable in monthly blended installments of $75 and is completed on June 27, 2012.

During the period ending December 31, 2008 the Company entered into a second sale-lease back arrangement with its bank whereby it sold and leased back equipment for proceeds totaling $3,026 resulting in a gain on disposal of $199, which is being recognized as a deferred gain over time in proportion to the amortization of the leased assets. The lease is payable in monthly blended installments of $49 and is completed on April 22, 2013. During the nine month period ending September 30, 2009, a realized gain on disposal of equipment of $27 was recognized in the Consolidated Statements of Operations and Deficit related to the equipment disposed of in these transactions. Under the terms of the sale-lease back arrangements, the Company can lease up to a maximum of $7,000.

The Company was in breach of a financial covenant under the terms of the capital lease arrangements. The lender has provided a written agreement to forbear this breach until October 1, 2009. It is anticipated that the Company will be in violation of the same financial covenant within the next year. As a result all obligations under capital leases have been classified as a current liability at September 30, 2009.

	September 30, 2009	December 31, 2008
Oilfield equipment lease contracts at rates of 5.68% to 6.58% repayable in monthly installments totaling $124 including principal and interest maturing between June 2012 and April 2013	**$ 5,972**	$ 7,089
Less interest	**653**	918
Less current portion of obligations	**5,319**	1,145
	$ –	$ 5,026

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2009
(Amounts expressed in 000's, CAD except per share amounts)
(Unaudited)

NOTE 7 – OBLIGATIONS UNDER CAPITAL LEASES *(Continued)*

At September 30, 2009 under the terms of the capital lease facilities, the Company has the following minimum payments due over the next five fiscal years:

2009	$	5,972
2010		–
2011		–
2012		–
2013		–
		5,972
Less interest		653
	$	**5,319**

NOTE 8 – LONG-TERM DEBT

	September 30, 2009	December 31, 2008
Revolving facility with a limit of $15,000, interest payable based on the bank's current prime lending rate plus 0.50 to 1.00% or at current banker's acceptance rates plus a stamping fee of 175 to 225 basis points depending on certain financial ratios. No principal payments are required. If the revolving facility is not extended after each 364 day period it is to be repaid over a two year period with quarterly principal payments of 1/16 of the balance outstanding with one final payment covering the remaining amount owing after two years. The facility is secured by a first priority general security agreement covering all present and after acquired personal property of the Company other than land and buildings.	**$ 15,000**	$ 11,000
Non-revolving term loan facilities at rates of 4.94% to 6.69% repayable in monthly blended installments totaling $69 including principal and interest maturing between November 28, 2012 to February 28, 2019 with site-specific General Security Agreements providing a security interest over all present and after acquired personal property located at site.	**7,475**	6,760
Non-revolving term loan facility at a rate of the bank's prime plus 0.85% payable in full on January 31, 2009 with site-specific General Security Agreements providing a security interest over all present and after acquired personal property located at site.	**–**	925
	22,475	18,685
Less current portion of obligations	**22,475**	1,243
	$ –	$ 17,442

(Amounts expressed in 000's, CAD except per share amounts)

NOTE 8 – LONG-TERM DEBT *(Continued)*

The Company was in breach of a covenant under its revolving banking facility. The lender has provided a written agreement to forbear this breach until October 1, 2009. It is anticipated that the Company will be in violation of the same covenant within the next year. The non-revolving term loan facility, with a different lender, contains a cross-covenant that results in the facility being in default if there is a covenant breach in the banking facilities with its other lenders. As a result, all long-term debt has been classified as a current liability at September 30, 2009.

The terms of the facilities provide that the Company has the following annual minimum principal repayments over the next five fiscal years subsequent to September 30, 2009 as follows:

2009	$ 22,475
2010	–
2011	–
2012	–
2013	–
	$ 22,475

NOTE 9 – SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series.

Issued and Outstanding – Common Shares	Number of Shares	Amount
Balance, September 30, 2007	103,783,409	$ 112,035
Issued on acquisition of FracSource	23,400,000	46,800
Private share offerings	5,292,000	10,579
Exercise of stock options	37,000	149
Balance, December 31, 2008	132,512,409	$ 169,563
Balance, September 30, 2009	**132,512,409**	**$ 169,563**

NOTE 10 – WEIGHTED AVERAGE SHARES

	Three months ended September 30,		Nine months ended September 30,	
Basic income (loss) per share	**2009**	2008	**2009**	2008
Net income (loss)	**$ (35,416)**	$ 3,474	**$ (50,232)**	$ (5,082)
Weighted average basic shares	**132,512,409**	107,342,834	**132,512,409**	105,003,096
Diluted weighted average common shares	**132,512,409**	108,986,182	**132,512,409**	105,003,096
Basic and diluted income (loss) per share	**$ (0.27)**	$ 0.03	**$ (0.38)**	$ (0.05)

For the three and nine month ending September 30, 2009, and for the nine months ended September 30, 2008, options were excluded from the calculation of diluted weighted average number of common shares as the effect was anti-dilutive due to the net loss recorded in the periods. For the three months ended September 30, 2008 1,643,348 incremental shares were included in the diluted weighted average number of common shares as a result of the number of shares purchasable with the proceeds of all in the money stock options at that date.

(Amounts expressed in 000's, CAD except per share amounts)

NOTE 11 – CONTRIBUTED SURPLUS

Contributed surplus is composed of the following:

	September 30, 2009	December 31, 2008
Balance, beginning of period	**$ 5,122**	$ 2,056
Stock based compensation	**1,974**	3,148
Options exercised	**–**	(82)
Balance, end of period	**$ 7,096**	$ 5,122

NOTE 12 – STOCK-BASED COMPENSATION

Stock options may be granted at the discretion of the Board of Directors and all officers, employees and consultants of the Company are eligible for participation in the plan. The option price equals the fair value of the Company's shares as determined by the Board of Directors from time to time. Options vest equally over a period of four years and expire on the fifth anniversary of the date of grant.

The compensation expense recognized for the nine months ended September 30, 2009 is $1,974. The weighted average fair value of options granted during 2009 has been estimated at $1.13. The Company uses the Black-Scholes option pricing model in determining the fair value of options on the date of grant. Volatility rates used are determined by averaging the historical share volatility of certain publicly traded peer companies for the year preceding the date of issue. Other assumptions used in determining the value of each grant are applied at the following rates:

	2009	2008
Expected dividend yield	**0%**	0%
Expected life (years)	**5**	5
Vesting period (years)	**4**	4
Weighted average volatility rate	**89%**	61%
Weighted average risk free interest rate	**2.3%**	2.9%

Changes in the number of options, with their weighted average exercise prices are summarized as follows:

	Nine months ended September 30, 2009		Fifteen months ended December 31, 2008	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,432,250	$ 1.69	6,408,000	$ 1.92
Granted	1,091,750	1.62	4,750,500	2.46
Exercised	-	-	(37,000)	1.80
Forfeited	(1,586,250)	1.75	(689,250)	2.53
Outstanding, end of the period	**9,937,750**	**1.67**	**10,432,250**	**1.69**
Exercisable, end of the period	**3,992,000**	**1.45**	**3,304,750**	**1.38**

(Amounts expressed in 000's, CAD except per share amounts)

NOTE 12 – STOCK-BASED COMPENSATION (*Continued*)

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding September 30, 2009	Weighted average remaining life (months)	Weighted average exercise price	Number exercisable September 30, 2009	Weighted average exercise price
$ 0.84	361,500	60	$ 0.84	-	$ 0.84
1.25	3,832,000	16	1.25	2,912,500	1.25
2.00	5,744,250	44	2.00	1,079,500	2.00
	9,937,750	34	$ 1.67	3,992,000	$ 1.45

On September 23, 2008 the Board of Directors of the Company modified the exercise price of 3,058,000 stock options previously issued at $3.50 to $2.00 to reflect the fair value of the capital stock. The incremental stock based compensation expense recognized during the nine month period ending September 30, 2009 due to the exercise price change on these options was $104.

NOTE 13 – CAPITAL DISCLOSURES

One of the Company's objectives when managing its capital structure is to maintain a balance between debt and shareholders' equity to maintain investor, creditor and market confidence and to sustain future development of the business. Debt includes the operating line, accounts payable and accrued liabilities, current portion of obligations under capital leases, current portion of long-term debt, obligations under capital leases, long-term debt and deferred gain.

The Company operates in a cyclical industry and as a result has experienced significant fluctuations in historical financial results during past cycles. The industry cyclicality and fluctuations in financial results are expected to continue in the future.

The Company manages its capital structure by making adjustments in light of changes in economic and other risk conditions. To maintain or adjust the capital structure the Company may from time to time issue shares, increase debt or repay debt, or adjust its capital spending to manage its projected and actual debt levels. The Company monitors capital for both operations and capital expenditures with an annual budget. The budget is reviewed and compared to actual on a monthly basis.

The debt to shareholders' equity ratio for the Company is as follows:

	September 30, 2009	December 31, 2008
Debt	**$ 49,460**	$ 45,197
Shareholders' equity	**112,699**	160,957
Debt to shareholders' equity ratio	**$ 0.44**	$ 0.28

The Company's operating line, long-term debt and obligations under capital leases are subject to external restrictions on the amount available to borrow based upon the underlying value of the assets being margined and certain financial ratios. As discussed in notes 6, 7 and 8 the Company was in breach of a covenant under the terms of each of these credit facilities at September 30, 2009, for which it has received a waiver from its financial institution. The Company has reviewed the future covenant calculations in regards to each of the facilities and it is anticipated the Company will be in violation of certain covenants. As a result all long-term debt and obligations under capital leases have been reclassified as current liabilities at September 30, 2009.

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2009
(Amounts expressed in 000's, CAD except per share amounts)
(Unaudited)

NOTE 14 – COMMITMENTS

The Company has operating lease commitments for premises, equipment and vehicles as well as several service agreements. The estimated minimum payments subsequent to September 30, 2009 due over the next five years are as follows:

2009	$	198
2010		764
2011		539
2012		444
2013		321
Thereafter		27
	$	**2,293**

At September 30, 2009, Letters of Guarantee totaling $250 were issued to certain vendors. The amounts of the Letters of Guarantee reduce the amount available under the Company's long-term credit facility.

NOTE 15 – SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are as follows:

	Three months ended September 30		Nine months ended September 30	
	2009	2008	**2009**	2008
Changes in non-cash working capital:				
Accounts receivable	**$ (7,038)**	$ (15,832)	**$ 15,580**	$ (7,000)
Inventory	**971**	(798)	**592**	(2,593)
Prepaid expenses	**415**	420	**522**	(163)
Accounts payable and accrued liabilities	**6,409**	1,784	**(6,543)**	1,461
	757	(14,426)	**10,151**	(8,295)
Non-cash working capital change related to investing activities	**517**	5,408	**(19)**	3,612
	$ 1,274	$ (9,018)	**$ 10,132**	$ (4,683)
Interest paid	**$ 373**	$ 221	**$ 1,066**	$ 568
Interest received	**$ –**	$ 3	**$ –**	$ 32

NOTE 16 – RELATED PARTY TRANSACTIONS

The Company receives management services from companies owned by some of the officers and directors of the Company. These transactions were made in the normal course of business and have been recorded at the exchange amount, which corresponds to the fair market value of the services provided. The amounts paid during the nine month period ending September 30, 2009 were $830. The amount owing to these companies and included in accounts payable at September 30, 2009 is $35. These expenses are included in general and administrative on the consolidated statement of operations and deficit.

(Amounts expressed in 000's, CAD except per share amounts)

NOTE 17 – SUBSEQUENT EVENTS

On September 20, 2009 the Company entered into a plan of arrangement ("Arrangement") to combine its business through a share exchange transaction with Calfrac Well Services Ltd ("Calfrac") under which Century shareholders would exchange all of their outstanding Class A common shares for a combination of cash as well as common shares of Calfrac (the "Combination"). The Arrangement was approved by the Century shareholders on November 10, 2009 and is anticipated to close shortly thereafter.

Under the terms of the Arrangement, Calfrac is to pay $90,000 for all of the issued and outstanding common shares of the Company, the consideration for which will be paid with a maximum of 5,150,000 Calfrac shares priced at approximately $14.87 per share and a maximum $13,500 in cash. The total consideration to be prorated based on the number of votes cast. Calfrac will assume Century's indebtedness and other liabilities of approximately $30,000 on an aggregate net basis.

No amounts have been accrued for severance or other similar payments in these financial statements as the obligations arose on the completion of the transaction on November 10, 2009. All options issued under the Company stock option plan immediately vested upon closing of the transaction due to the change of control features contained within the plan. The impact of the expensing of these options due to their accelerated vesting has not been recorded in these financial statements.

Management's Responsibility for Financial Statements

TO THE SHAREHOLDERS OF CENTURY OILFIELD SERVICES INC.

The accompanying consolidated financial statements and all information in the Report to the Shareholders are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information shown in the Report to the Shareholders has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

KPMG LLP, an independent firm of Chartered Accountants, was engaged to audit the consolidated financial statements, and in that capacity they have examined the financial statements for the period ended December 31, 2008. The Auditor's Report to the Shareholders is presented herein.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

signed "Kevin R. Baker"
Kevin R. Baker, Q.C.
President &
Chief Executive Officer

signed "Corey Zahn"
Corey Zahn
Senior Vice President Finance
& Chief Financial Officer

April 24, 2009
Calgary, Alberta

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of Century Oilfield Services Inc. (the "Company") as at December 31, 2008 and the consolidated statements of operations and deficit and cash flows for the 15 month period then ended. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the 15 month period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended September 30, 2007 were audited by another firm of Chartered Accountants, except for the adjustments described in note 4 to the financial statements. We have audited the adjustments to the September 30, 2007 financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
April 24, 2009

CENTURY OILFIELD SERVICES INC.

Consolidated Balance Sheet
(Amounts expressed in thousands, CAD)

	December 31, 2008	September 30, 2007 restated (note 4)
Assets		
Current assets:		
Cash and cash equivalents	$ –	$ 3,654
Accounts receivable	25,496	10,822
Inventory (note 6)	8,805	1,237
Prepaid expenses	1,440	373
	35,741	16,086
Property and equipment (note 7)	165,115	98,378
Intangible assets (note 8)	1,795	–
Goodwill (note 9)	3,503	–
	$ 206,154	$ 114,464
Liabilities and Shareholders' Equity		
Current liabilities:		
Operating line (note 10)	$ 2,062	$ –
Accounts payable and accrued liabilities	17,953	9,600
Current portion of obligations under capital leases (note 11)	1,145	654
Current portion of long-term debt (note 12)	1,243	–
	22,403	10,254
Obligations under capital leases (note 11)	5,026	3,636
Long-term debt (note 12)	17,442	–
Deferred gain (note 11)	326	161
	22,794	3,797
	45,197	14,051
Shareholders' equity:		
Share capital (note 13)	169,563	112,035
Contributed surplus (note 14)	5,122	2,056
Deficit	(13,728)	(13,678)
	160,957	100,413
Going concern (note 1)		
Contractual obligations (note 20)		
	$ 206,154	$ 114,464

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors of Century Oilfield Services Inc.,

signed "Kevin R. Baker"   signed "Raymond P. Mack"

CENTURY OILFIELD SERVICES INC.

Consolidated Statement of Operations and Deficit
(Amounts expressed in thousands, CAD except per share amounts)

	Fifteen months ended December 31, 2008		Twelve months ended September 30, 2007 *restated (note 4)*	
Revenue	**$**	**133,354**	$	34,525
Expenses				
Materials and operating		**103,390**		29,628
General and administrative		**10,755**		6,098
Operating income (loss)		**19,209**		(1,201)
Other expenses (income)				
Depreciation and amortization		**14,628**		6,652
Stock based compensation		**3,148**		1,533
Interest on long-term debt		**983**		71
Foreign exchange loss (gain)		**304**		(81)
Loss (gain) on disposal of property and equipment		**258**		(6)
Interest income		**(62)**		(1,345)
		19,259		6,824
Net loss		**(50)**		(8,025)
Deficit, beginning of period		**(13,678)**		(5,653)
Deficit, end of period, as restated (note 4)	**$**	**(13,728)**	$	(13,678)
Basic and diluted loss per share (note 15)	**$**	**(0.00)**	$	(0.08)

See accompanying notes to the consolidated financial statements

CENTURY OILFIELD SERVICES INC.

Consolidated Statement of Cash Flows
(Amounts expressed in thousands, CAD)

	Fifteen months ended December 31, 2008	Twelve months ended September 30, 2007 *restated (note 4)*
Cash provided by (used in):		
Operating activities:		
Net loss	**$ (50)**	$ (8,025)
Items not affecting cash:		
Depreciation and amortization	**14,628**	6,652
Stock based compensation	**3,148**	1,533
Loss (gain) on disposal of property and equipment	**258**	(6)
Unrealized foreign exchange loss	**45**	–
	18,029	154
Change in non-cash working capital (note 21):	**(13,586)**	(4,309)
	4,443	(4,155)
Financing activities:		
Proceeds from long-term debt	**18,899**	–
Issue of common shares, net of costs	**10,579**	1,817
Proceeds on disposal of equipment related to financing activities	**3,026**	4,521
Increase in operating line	**2,062**	–
Repayment of obligations under capital leases	**(1,144)**	(231)
Repayment of long-term debt	**(215)**	–
Proceeds from exercise of stock options	**67**	1
	33,274	6,108
Investing:		
Purchase of property and equipment	**(40,566)**	(52,723)
Change in non-cash working capital from purchase of property and equipment	**(984)**	(3,594)
Proceeds on disposal of equipment related to investing activities	**317**	–
Business acquisition (note 5)	**(138)**	–
	(41,371)	(56,317)
Decrease in cash and cash equivalents	**(3,654)**	(54,364)
Cash and cash equivalents, beginning of period	**3,654**	58,018
Cash and cash equivalents, end of period	**$ –**	$ 3,654

Supplemental information (note 21)

See accompanying notes to the consolidated financial statements

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Century Oilfield Services Inc. is an oilfield services company, incorporated under the laws of the Province of Alberta. The Company provides specialized products, services, equipment and technology for use in the fracturing and stimulation of oil and gas wells in western Canada.

Basis of presentation

These audited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). An exact determination of specific assets and liabilities is not possible at the financial statement date and management is required to make estimates and assumptions and use judgment regarding reported amounts of assets and liabilities listed at the date of the consolidated financial statements and the amounts of revenue and expenses during the period. The most significant estimates used are for depreciation and amortization, stock based compensation, valuation of goodwill and intangible assets, and the valuation allowance for future income taxes. The financial statements have, in management's opinion been prepared within reasonable limits of materiality and the framework of the accounting polices outlined.

These financial statements have been prepared by management in accordance with accounting principles applicable to a going concern which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. For the fifteen month period ended December 31, 2008, the Company reported a net loss of $50 and has a deficit of $13,728. The Company's ability to continue as a going concern is dependent on its ability to achieve and sustain profitable operations and the continued support from its lenders. The financial statements do not reflect adjustments to the carrying value of assets and liabilities and the reported expenses and the balance sheet classifications that would be necessary if the going concern assumption were inappropriate, and these adjustments could be material.

The Company has changed its year-end to December 31st, from its prior fiscal year-end date of September 30th. The Company is reporting its results for 2008 on a fifteen month basis ending on December 31, 2008. In 2009 the results will be reported on a calendar year basis commencing on January 1, 2009 and ending on December 31, 2009.

NOTE 2 – ACCOUNTING POLICIES

Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. All inter-company balances and transactions have been eliminated upon consolidation.

(b) Cash and cash equivalents

Cash and cash equivalents consist of deposited cash and short term investments with maturities of three months or less. Cash equivalents are recorded at cost, which approximates fair market value.

(c) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide and proppants used to stimulate wells, as well as parts and supplies used as part of a routine maintenance program to maintain Company facilities and equipment, and are stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

NOTE 2 – ACCOUNTING POLICIES *(continued)*

(d) Prepaid expenses

Prepaid expenses consist of various insurance and rent amounts that have been paid in advance by the Company during the periods.

(e) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major betterments are capitalized. Critical spares and replacement equipment are capitalized. Repairs and maintenance expenditures which do not extend the useful life of the property and equipment are expensed.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings and improvements	10 to 20 years
Equipment and equipment under capital lease	3 to 10 years
Office improvements	Term of lease
Furniture and fixtures	5 years

Equipment is depreciated to an expected residual value of 10% of the original cost.

In 2007, the Company revised its estimate of depreciation. Previously the Company provided depreciation at one-half the normal rate in the year of acquisition. Depreciation is now provided at the above rates in the month subsequent to its deployment. No depreciation is provided for equipment under construction until such time that it is deployed. The change in estimate increased the depreciation charge for the year ending September 30, 2007 by $477.

Management bases the estimate of the useful life of property and equipment on expected utilization, technological change and effectiveness of maintenance programs. Although management believes the estimated useful lives of the Company's property and equipment are reasonable, it is possible that changes in estimates could occur which may affect the expected useful lives.

(f) Goodwill

Goodwill represents the excess purchase price of business acquisitions over the fair value of assets and liabilities acquired. Goodwill is initially recorded at cost and is not amortized. An impairment test is performed annually based on the estimated future cash flows of the business unit of which goodwill is attributable. In addition goodwill is tested for impairment whenever an event or circumstance occurs that may reduce the fair value below its carrying amount. If goodwill is determined to be impaired it is written down to its fair value based on the fair value of the assets and liabilities of the business unit.

(g) Intangible assets

Intangible assets include technology, patents and non-competition agreements acquired as part of the business acquisition and are recorded at cost. Intangible assets are amortized on a straight-line basis over five years.

(h) Impairment of long-lived assets

Long-lived assets, which include property, equipment and intangible assets are tested for impairment annually, or more frequently as circumstances require. An impairment loss is recognized and the value of the assets would be reduced when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Estimates of undiscounted future net cash flows are calculated using estimated future job count, sales prices, operating expenditures and other costs. These estimates are subject to risk and uncertainties, and it is possible that changes in estimates could occur which may affect the expected recoverability of the Company's long-lived assets.

NOTE 2 – ACCOUNTING POLICIES *(continued)*

(i) Revenue recognition
Revenue is recognized for products upon delivery and for services upon completion and when collection of amounts billed are reasonably assured. The Company's products and services include equipment, services and supplies which include rates and fees agreed to by the customer.

(j) Income taxes
The Company follows the asset and liability method of determining income taxes. Under this method the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted tax rates. The computation of the provision for income taxes involves tax interpretation of regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities; however management believes the provision for income taxes is reasonable.

The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not," a valuation allowance is provided.

(k) Stock-based compensation plans
The Company has a stock-based compensation plan as outlined in note 16. The Company accounts for stock based compensation using the Black-Scholes option pricing model. Under this method, all stock options issued under the plan are recorded as stock based compensation to the Corporation based on the expected future benefit to the holder as determined by the difference between the exercise price and the share price on the date of the grant impacted by the vesting period, the potential price volatility and other valuation factors are recorded as compensation. The expense related to the grants is recognized over the vesting period of the options. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

(l) Foreign currency translation
Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at the exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Income and expense accounts are translated at the exchange rates on the settlement date. Gains and losses from changes in exchange rates are included in the determination of net income for the current period.

(m) Per share amounts
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Under the treasury stock method, diluted per share amounts are calculated based on the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year, offset by the reduction in common shares that would be purchased with the exercise proceeds.

(n) Comparative figures
Certain comparative figures have been restated to conform to the current year's presentation.

Changes in accounting policies and practices
Effective October 1, 2007 the Company has adopted the following pronouncements in accordance with new CICA Handbook sections.

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 2 – ACCOUNTING POLICIES *(continued)*

(a) Going concern

Section 1400 of the CICA Handbook was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The amendments require management to make an assessment of the Company's ability to continue as a going concern and to disclose any material uncertainties relating to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. No impact to the financial statements arose from the adoption of the accounting pronouncement.

(b) Inventories

CICA Handbook Section 3031, "Inventories" replaced section 3030 of the same name. This section provides guidance on the determination of the cost of inventories to be recognized as an asset and its subsequent recognition of an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and requires additional disclosure. The adoption of these recommendations did not have a material impact on the Company's financial statements.

(c) Financial instruments

Section 3862 "Financial Instruments–Disclosures" and 3863, "Financial Instruments–Presentation" which replace Handbook Section 3861 "Financial Instruments–Disclosure and Presentation" requires additional disclosure on financial instruments and non-financial derivatives. An increased importance is given to risk disclosures associated with financial instruments and non-financial derivatives and how specifically the Company manages these risks. Section 3862 in particular requires that the Company disclose the effects of these risks on the Company's financial position. Refer to Note 18, "Financial Instruments and Risk Management" for the Company's disclosure.

All financial instruments are measured on the balance sheet at fair value except for loans and receivables, held to maturity investments, and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. At October 1, 2007 the Company designated cash and cash equivalents as held-for trading; accounts receivable as loans and receivables; and operating line, accounts payable and accrued liabilities, capital leases and long-term debt were designated as other liabilities.

A Statement of Comprehensive Income has not been included in these financial statements as the Company has no adjustments that are required to be reported in other comprehensive income.

(d) Capital disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires disclosure on the Company's policies, processes and objectives for managing capital. This disclosure includes a description of what the Company manages as capital, disclosure of any externally imposed capital requirements, and how those requirements are incorporated into the management of capital, whether the requirements have been complied with and if not the consequences of non-compliance and how the Company is meeting its capital management objectives. Refer to Note 19 "Capital Disclosures" for the Company's disclosure.

Future accounting pronouncements

The CICA has issued the following new Handbook sections that will become effective for the Company in future fiscal periods.

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 2 – ACCOUNTING POLICIES *(continued)*

(a) Goodwill and intangible assets
Beginning January 1, 2009, Section 3064, deals with the accounting treatment of internally developed intangibles and the recognition of such assets. The Company does not expect the implementation of this standard will have a material effect on its financial statements.

(b) Business combinations
For acquisitions dated on or after January 1, 2011 CICA Handbook Section 1582 "Business Combinations" provides new guidance which will replace CICA section 1581 of the same name. Under this guidance the purchase price used in a business combination is based on the fair value of shares exchanged at their market price on the day of the exchange. The new pronouncement generally requires the expensing of all acquisition costs related to the transaction currently capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the date of acquisition and re-measured at fair value through earnings each period until settled. Additionally negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to deduct it from non-current assets in the purchase allocation.

(c) International Financial Reporting Standards
For years beginning on or after January 1, 2011, all Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP. The Company plans on adopting IFRS and is developing a project plan while assessing the potential impacts of the change-over.

NOTE 3 – CHANGES IN ESTIMATES

During fiscal 2008, the Company changed its estimate of the salvage value of its operating equipment. This change in estimate has been accounted for on a prospective basis with effect from October 1, 2007. For the period ended December 31, 2008, depreciation on operating equipment is $1,032 lower than would have been using the previous estimate of salvage value.

NOTE 4 – RESTATEMENT

During the fiscal year management determined that certain property and equipment with a cost of $2,139 was incorrectly classified and depreciated as building improvements in 2007. It should be categorized as Land ($1,829) and Buildings ($310). These adjustments have been re-classified for September 30, 2007 financial statement presentation and previously booked depreciation for the year has been reversed. The income tax effect of this adjustment was a decrease in the value of the property and equipment future income tax asset of $167 which is offset by the future income tax valuation allowance. The effect of the restatement for the year ended September 30, 2007 is outlined below:

	2007 Previously Reported	Adjustments	2007 Restated
Depreciation and amortization	$ 7,143	$ (491)	$ 6,652
Net loss	(8,516)	491	(8,025)
Deficit	(14,169)	491	(13,678)
Property and equipment	97,887	491	98,378

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 5 – BUSINESS ACQUISITION

On October 3, 2008 the Company acquired the Canadian business and operating equipment of Frac Source Inc. ("FSI"). Under the Asset Purchase Agreement the Company acquired machinery, equipment, contracts, inventories, equipment leases, intellectual and industrial property, any goodwill relating to FSI's business along with the Company's ability to represent itself as carrying on FSI's business in continuation of, and as successor to FSI including the exclusive right to use the name "Frac Source Inc." or any variation thereof. The acquisition of Frac Source was recorded using the purchase method with the results of FSI's Canadian operations included in the consolidated financial statements as of October 3, 2008.

At the time of the transaction, there were no material relationships between the Company and FSI or any director or officer of FSI. The total purchase price of $46,800 was paid to FSI through the issuance of 23,400,000 fully paid common shares valued at $2.00 per share. 2,340,000 of these shares are being held in escrow to be released on certain conditions being met by FSI. On April 6, 2009 the escrowed shares were released based on conditions being met by FSI.

The purchase price was allocated as follows:

Cost of Acquisition		
Common shares issued out of treasury	$	46,800
Transaction costs		138
	$	46,938

Allocated		
Inventory	$	431
Property and equipment		41,114
Intangible assets		1,890
Goodwill		3,503
	$	46,938

NOTE 6 – INVENTORY

		December 31, 2008		September 30, 2007
Product inventory – chemicals, proppant and consumables	**$**	**7,393**	$	1,237
Coiled tubing		**814**		–
Parts		**598**		–
	$	**8,805**	$	1,237

The total amount of product inventory recognized as an expense during the year was $35,810 (2007 - $9,360).

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Fifteen months ended December 31, 2008
(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 7 – PROPERTY AND EQUIPMENT

December 31, 2008	Cost	Accumulated Depreciation	Net Book Value
Equipment	**$ 150,023**	**$ 20,841**	**$ 129,182**
Land	**10,731**	**–**	**10,731**
Buildings	**10,548**	**519**	**10,029**
Equipment under construction	**8,042**	**–**	**8,042**
Equipment under capital lease	**7,546**	**915**	**6,631**
Office improvements	**509**	**244**	**265**
Furniture and fixtures	**329**	**94**	**235**
	$ 187,728	**$ 22,613**	**$ 165,115**

September 30, 2007	Cost	Accumulated Depreciation	Net Book Value
Equipment	$ 77,139	$ 7,831	$ 69,308
Land	6,930	–	6,930
Buildings	7,034	118	6,916
Equipment under construction	10,312	–	10,312
Equipment under capital lease	4,521	113	4,408
Office improvements	491	119	372
Furniture and fixtures	175	43	132
	$ 106,602	$ 8,224	$ 98,378

Included in the property and equipment costs noted above is $8,042 (2007 - $10,312) of equipment under construction, which is not subject to depreciation until put into service.

NOTE 8 – INTANGIBLE ASSETS

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Technology and patents	**$ 1,600**	**$ 80**	**$ 1,520**
Non-competition agreements	**290**	**15**	**275**
	$ 1,890	**$ 95**	**$ 1,795**

All intangible assets were acquired as a result of the FSI acquisition as detailed in note 5. Intangible assets are amortized on a straight-line basis over the period of five years from the date of acquisition.

NOTE 9 – GOODWILL

	December 31, 2008	September 30, 2007
Balance at the beginning of the period	**$ –**	$ –
Acquisition of Frac Source Inc. (note 5)	**3,503**	–
Balance at the end of the period	**$ 3,503**	$ –

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 10 – OPERATING LINE

The Company has a revolving operating facility with a limit of $15 million. As at December 31, 2008 $2,062 was drawn on the operating line. The facility requires no principal payments and is secured by a first priority general security agreement covering all present and after acquired personal property of the Company, other than land and buildings. The credit facility is renewable annually. Interest is payable monthly based on the bank's current prime lending rate plus 0.25 to 0.75 percent, or at current banker's acceptance rates plus a stamping fee of 150 to 200 basis points depending on certain financial ratios.

NOTE 11 – OBLIGATIONS UNDER CAPITAL LEASES

In 2007 the Company entered into a sale-lease back arrangement with its bank whereby it sold and leased back equipment for proceeds of $4,521 resulting in a total gain on disposal of $167 which is being recognized as a deferred gain over time in proportion to the amortization of the leased assets. The lease is payable in monthly blended installments of $75 and is completed on June 12, 2012.

During the period ending December 31, 2008 the Company entered into a second sale-lease back arrangement with its bank whereby it sold and leased back equipment for proceeds totaling $3,026 resulting in a gain on disposal of $199, which is being recognized as a deferred gain over time in proportion to the amortization of the leased assets. The lease is payable in monthly blended installments of $49 and is completed on April 22, 2013.

During the fifteen month period ending December 31, 2008, $35 gain was recognized as a gain on disposal of equipment. Under the terms of the sale-lease back arrangements, the Company can lease up to a maximum of $7,000.

	December 31, 2008	September 30, 2007
Oilfield equipment lease contracts at rates of 5.68% to 6.58% repayable in monthly installments totaling $124 including principal and interest maturing between June 2012 and April 2013	**$ 7,089**	$ 5,040
Less interest	**918**	750
Less current portion of obligations	**1,145**	654
	$ 5,026	$ 3,636

The carrying value of the Company's long-term portion of obligations under capital lease approximates its fair value, because interest charged under the terms of the obligation were based on Canadian bank prime rates, and there have been no significant changes in lending rates or other conditions.

The terms of the capital lease facilities provide that the company has the following annual minimum payments over the next five years subsequent to December 31, 2008 as follows:

2009	$ 1,490
2010	1,490
2011	1,490
2012	1,868
2013	751
	7,089
Less Interest	918
	$ 6,171

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Fifteen months ended December 31, 2008
(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 12 – LONG-TERM DEBT

	December 31, 2008	September 30, 2007
Non-revolving term loan facilities at rates of 4.94% to 6.69% repayable in monthly blended installments totaling $59 including principal and interest maturing November 28, 2012 to December 31, 2013 with site-specific General Security Agreements providing a security interest over all present and after acquired personal property located at site.	**$ 6,760**	$ –
Non-revolving term loan facility at a rate of the bank's prime plus 0.85% payable in full on January 31, 2009 with site-specific General Security Agreements providing a security interest over all present and after acquired personal property located at site.	**925**	–
Revolving operating facility with a limit of $15,000, interest payable based on the bank's current prime lending rate plus 0.50 to 1.00% or at current banker's acceptance rates plus a stamping fee of 175 to 225 basis points depending on certain financial ratios. No principal payments are required. If the revolving operating facility is not extended after each 364 day period it is to be repaid over a two year period with quarterly principal payments of 1/16 of the balance outstanding with one final payment covering the remaining amount owing after two years. The facility is secured by a first priority general security agreement covering all present and after acquired personal property of the company other than land and buildings.	**11,000**	–
	18,685	
Less current portion of obligations	**1,243**	–
	$ 17,442	$ –

The terms of the facilities provide that the company has the following annual minimum principal repayments over the next five years subsequent to December 31, 2008 as follows:

2009	$ 1,243
2010	3,087
2011	8,583
2012	3,691
2013	2,081
	$ 18,685

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 13 – SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series.

Issued and Outstanding – Common Shares	Number of Shares		Amount
Balance, September 30, 2006	103,261,287	$	110,216
Private share offerings	521,122		1,817
Exercise of stock options	1,000		2
Balance, September 30, 2007	**103,783,409**		**112,035**
Issued on acquisition (note 5)	**23,400,000**		**46,800**
Private share offerings	**5,292,000**		**10,579**
Exercise of stock options	**37,000**		**149**
Balance, December 31, 2008	**132,512,409**	**$**	**169,563**

During the period ended December 31, 2008 the Company completed the closing on a series of private placements for a total of 5,292,000 (September 30, 2007 - 521,122) common shares for net proceeds of $10,579 (September 30, 2007 – $1,817) with total share issuance costs of $3. The cost of issuing these shares has been offset against the share capital raised.

NOTE 14 – CONTRIBUTED SURPLUS

Contributed surplus is composed of the following:

		2008		2007
Balance, prior period	**$**	**2,056**	$	523
Stock based compensation		**3,148**		1,533
Options exercised		**(82)**		–
Balance, end of period	**$**	**5,122**	$	2,056

NOTE 15 – BASIC AND DILUTED LOSS PER SHARE

Basic Loss Per Share		Fifteen months ended December 31, 2008		Twelve months ended September 30, 2007
Net loss	$	**(50)**	$	(8,025)
Weighted average basic shares		**110,176,837**		103,710,534
Diluted weighted average common shares		**110,176,837**		103,710,534
Basic and diluted loss per share	$	**(0.00)**	$	(0.08)

For the periods ended December 31, 2008 and September 30, 2007 options were excluded from the calculation of diluted weighted average number of shares, as the effect was anti-dilutive as a result of the net loss recorded in each period.

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Fifteen months ended December 31, 2008
(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 16 – STOCK-BASED COMPENSATION

Stock options may be granted at the discretion of the Board of Directors and all officers, employees and consultants of the Company are eligible for participation in the plan. The option price equals the price of the Company's shares as determined by the Board of Directors from time to time. Options vest equally over a period of four years and expire on the fifth anniversary of the date of grant.

The compensation expense recognized for the fifteen month period ended December 31, 2008 is $3,148. The weighted average fair value of each option granted during 2008 has been estimated at $1.29. The Company uses the Black-Scholes option pricing model in determining the fair value of options on the date of grant. Volatility rates used are determined by averaging the historical share volatility of certain publicly traded peer companies for the year preceding the date of issue. Other assumptions used in determining the value of each grant are applied at the following rates:

	2008	2007
Expected dividend yield	**0%**	0%
Expected life (years)	**5**	5
Vesting period (years)	**4**	4
Weighted average volatility rate	**61%**	100%
Weighted average risk free interest rate	**2.9%**	4.0%

Changes in the number of options, with their weighted average exercise prices are summarized as follows:

	Fifteen months ended December 31, 2008		Twelve months ended September 30, 2007	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price
Outstanding at the beginning of the period	**6,408,000**	**$ 1.92**	4,763,000	$ 1.38
Granted	**4,750,500**	**2.46**	1,932,000	3.38
Exercised	**(37,000)**	**1.80**	(1,000)	1.25
Forfeited	**(689,250)**	**2.53**	(286,000)	1.95
Outstanding at the end of the period	**10,432,250**	**1.69**	6,408,000	1.92
Exercisable at the end of the period	**3,304,750**	**$ 1.38**	1,157,250	$ 1.92

	Options outstanding			**Options exercisable**	
Range of Exercise Prices Outstanding	Number outstanding December 31, 2008	Weighted average remaining life (months)	Weighted average exercise price	Number exercisable December 31, 2008	Weighted average exercise price
$ 1.25	4,359,000	25	$ 1.25	2,749,500	$ 1.25
2.00	6,073,250	51	2.00	555,250	2.00
	10,432,250	41	$ 1.69	3,304,750	$ 1.38

On September 23, 2008 the Board of Directors of the Company modified the exercise price of 3,058,000 stock options previously issued at $3.50 to $2.00 to reflect the fair value of the capital stock. The incremental stock based compensation expense recognized during the period due to the exercise price change on these options was $300.

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Fifteen months ended December 31, 2008
(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 17 – INCOME TAXES

The following table summarizes the income tax affected of temporary differences that give rise to future income tax assets and (liabilities):

	December 31, 2008		September 30, 2007
Non-capital loss carry forwards	$	7,483	$	3,083
Property and equipment		(5,786)		1,392
Intangible assets		(449)		–
Share issue costs		371		863
Deferred gain		82		55
		1,701		5,393
Valuation Allowance		(1,701)		(5,393)
Future income tax liability	$	–	$	–

The non-capital loss carry-forwards consist of $29,434 (2007 – 9,068) of losses available for carry forward to reduce taxable income in future years. These losses expire between 2026 and 2028.

The provision for income taxes in the statement of operations differs from that which would be expected by applying the applicable statutory rates. Differences for the period ended December 31, 2008 and the year ended September 30, 2007 are as follows:

		December 31, 2008		September 30, 2007
Loss before taxes	$	(50)	$	(8,025)
Expected tax recovery 29.5% (2007 – 34%)		(15)		(2,728)
Stock based compensation		929		521
Non deductible expenses		66		57
Business acquisitions		1,871		–
Change in enacted tax rates		761		–
Other		80		(106)
Change in valuation allowance		(3,692)		2,256
	$	–	$	–

NOTE 18 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

This note presents information about the Company's exposure to the financial risks and the Company's objectives, policies and processes for measuring and managing risk. These financial risks include market risk, credit risk and liquidity risk.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risk and adherence to market conditions and the Company's activities.

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 18 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT *(continued)*

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and other price risks, consisting primarily of fluctuations in commodity prices, will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.

(a) Currency risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. The Company is exposed to foreign currency risk on equipment and inventory purchases in US dollars as well as foreign currency denominated financial assets and liabilities denominated in US dollars. Management does not use any derivative instruments to hedge this risk.

(b) Interest rate risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company's financial assets or liabilities. The Company partially mitigates its exposure to interest rate changes by sustaining a mixture of fixed and floating rate borrowing facilities. At December 31, 2008 the effects of a 1% change to interest rates on floating rate debt amounts to a $140 change in interest expense and net earnings on an annual basis.

The Company had no interest rate swaps or financial contracts in place as at or during the periods ended December 31, 2008 or September 30, 2007.

(c) Commodity price risk

The Company is not directly exposed to commodity price risk as it does not have any contracts that are directly based on commodity prices. A change in commodity prices, specifically petroleum and natural gas prices, could have an impact on oil and gas production levels and could therefore affect the demand for drilling and services to oil and gas customers. Given that this is an indirect influence the financial impact for the Company of changing petroleum and natural gas prices cannot be quantified.

Credit risk

Credit risk is the financial loss the Company would incur if the Company's customers or counterparties to a financial instrument fail to meet or discharge their obligation to the Company. The Company's accounts receivable are generally broadly based in the industry and are subject to common risks associated with the oil and gas industry. At December 31, 2008 the Company had two customers, whose net settlement position individually was for more than 10% of the fair value of receivables, accounting for 39% of the accounts receivable balance. The Company believes that there is no unusual exposure associated with the collection of these receivables.

The Company has established an allowance for doubtful accounts that represents management's best estimate of the collectibility of accounts receivable. The provision is based upon specifically identified accounts at risk as well as a provision for accounts not yet identified as being at risk.

To mitigate credit risk it is the Company's policy to grant credit limits consistent with the financial strength of the customers or counterparties using information provided by external rating agencies where available and requiring financial reassurances where necessary. Customer accounts are closely monitored and reviewed on a regular basis to reduce the amount and duration of credit exposure. Allowances are made for potentially uncollectible receivables. Payment terms are 30 days from the invoice date, however historically industry practice allowed for payment up to 70 days.

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 18 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT *(continued)*

For the fifteen months ending December 31, 2008 the Company provided for $975 in receivables not deemed collectible up from the $55 provided for during the twelve month period ending September 30, 2007. Of the $975 provided for, $800 was from one customer who filed for bankruptcy protection subsequent to December 31, 2008. This amount is included with expenses listed in materials and operating.

Liquidity risk

Liquidity risks include difficulties the Company will encounter in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk through ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities as they become due. This is done primarily through cash and debt management. Budget and cash flow estimates are prepared annually, monitored on a monthly basis, and updated as required. In addition, the Company requires authorizations for significant capital project and equipment expenditures to assist in the management of capital. Bank covenant calculations are prepared monthly to determine possible areas of concern.

Fair value of financial instruments

The Company's financial assets and liabilities as at December 31, 2008 are comprised of cash and cash equivalents, accounts receivable, operating line, accounts payable and accrued liabilities, capital leases and long-term debt. The fair value of accounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity. The fair value of the operating line, capital leases and long-term debt approximates its carrying value as stated interest rates reflect current borrowing rates available to the Company.

NOTE 19 – CAPITAL DISCLOSURES

One of the Company's objectives when managing its capital structure is to maintain a balance between debt and shareholders' equity to maintain investor, creditor and market confidence and to sustain future development of the business. Debt includes the operating line, accounts payable and accrued liabilities, current portion of obligations under capital leases, current portion of long-term debt, obligations under capital leases, long-term debt and deferred gain.

The Company operates in a cyclical industry and as a result has experienced significant fluctuations in historical financial results during past cycles. The industry cyclicality and fluctuations in financial results are expected to continue in the future.

The Company manages its capital structure by making adjustments in light of changes in economic and other risk conditions. To maintain or adjust the capital structure the Company may from time to time issue shares, increase debt or repay debt, or adjust its capital spending to manage its projected and actual debt levels. The Company monitors capital for both operations and capital expenditures with an annual budget. The budget is reviewed and compared to actual on a monthly basis.

CENTURY OILFIELD SERVICES INC.

Notes to the Consolidated Financial Statements
Fifteen months ended December 31, 2008
(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 19 – CAPITAL DISCLOSURES *(continued)*

The debt to shareholders' equity ratios for the Company are as follows:

	December 31, 2008	September 30, 2007
Debt	$ 45,197	$ 14,051
Shareholders' equity	160,957	100,413
Debt to shareholders' equity ratio	0.28	0.14

The Company's operating line, long-term debt and obligations under capital leases are subject to external restrictions on the amount available to borrow based upon the underlying value of the assets being margined and certain financial ratios. As at December 31, 2008 the Company was in compliance with all financial covenants.

NOTE 20 – CONTRACTUAL OBLIGATIONS

The Company has operating lease commitments for premises, equipment and vehicles as well as several service agreements. The estimated minimum payments over the next five years are as follows:

2009	$ 744
2010	589
2011	375
2012	282
2013	159
	$ **2,149**

At December 31, 2008, Letters of Guarantee totaling $50 were issued to certain vendors. The amounts of the Letters of Guarantee reduce the amount available under the Company's long-term credit facility.

NOTE 21 – SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are as follows:

	Fifteen months ended December 31, 2008	Twelve months ended September 30, 2007
Changes in non-cash working capital:		
Accounts receivable	$ (14,674)	$ (6,842)
Inventory	(7,137)	(565)
Prepaid expenses	(1,067)	160
Accounts payable and accrued liabilities	8,308	(486)
Due to shareholders	–	(147)
Taxes payable	–	(23)
Non-cash working capital change related to operating activities	$ (14,570)	$ (7,903)
Non-cash working capital change related to investing activities	984	3,594
	$ (13,586)	$ (4,309)
Interest paid	$ 983	$ 75
Interest received	$ 62	$ 1,349

(Amounts expressed in thousands, CAD, except per share amounts)

NOTE 22 – RELATED PARTY TRANSACTIONS

The Company receives services from companies owned by some of the officers and directors of the Company. These transactions were made in the normal course of business and have been recorded at the exchange amount, which corresponds to the fair market value of the services provided. The amounts paid during the fifteen month period ending December 31, 2008 were $1,022 and were $734 for the twelve month period ending September 30, 2007. The amount owing to these companies and included in accounts payable at December 31, 2008 is $34 (2007 - $67). These expenses are included in general and administrative on the consolidated statement of operations and deficit.

SCHEDULE B

UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet of Calfrac Well Services Ltd. ("Calfrac") as at September 30, 2009 and the unaudited pro forma consolidated statements of income (loss) for the nine months then ended and the year ended December 31, 2008 (the "pro forma statements") have been prepared to reflect the purchase of all of the issued and outstanding common shares of Century Oilfield Services Inc. ("Century") by Calfrac, which closed on November 10, 2009, and the private offering by Calfrac Holdings LP ("Calfrac Holdings"), a Delaware limited partnership which is indirectly wholly owned by Calfrac, of US$100.0 million aggregate principal amount of 7.75% senior notes due 2015, such offering having closed on December 16, 2009 (the "offering"). The unaudited pro forma statements have been prepared by management of Calfrac in accordance with GAAP and National Instrument 51 – 102. The unaudited pro forma consolidated balance sheet gives effect to the acquisition and the offering as if it had occurred on September 30, 2009, while the pro forma consolidated statement of operations gives effect to those transactions as if they had occurred on January 1, 2008 for the year ended December 31, 2008 and for the nine months ended September 30, 2009 as described in related notes to the pro forma financial statements. The pro forma statements include all the necessary adjustments for a fair presentation of the ongoing entity in accordance with Canadian GAAP.

The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements, no adjustments have been made to reflect operating synergies and administrative cost savings that could result from the operations of the combined assets. Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calfrac's audited consolidated financial statements as at and for the year ended December 31, 2008 and the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009.

The pro forma statements have been prepared from information derived from and should be read in conjunction with Calfrac's audited consolidated financial statements as at and for the year ended December 31, 2008 and unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009; and Century's audited consolidated financial statements as at and for the fifteen months ended December 31, 2008 and unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009. As Century's income statement in its most recent year end audited consolidated financial statements were for the fifteen months ended December 31, 2008, the adjustments to arrive at the twelve month period amounts are shown under the pro forma adjustments.

PRO FORMA CONSOLIDATED BALANCE SHEETS
(Unaudited)
As at September 30, 2009

(000s)	Calfrac ($)	Century ($)	Pro Forma Adjustments ($)	Notes	Pro Forma Calfrac ($)
ASSETS					
Current assets					
Cash and cash equivalents	10,622	—	—		10,622
Accounts receivable	118,647	9,916	—		128,563
Income taxes recoverable	1,810	—	—		1,810
Inventory	37,545	8,213	—		45,758
Prepaid expenses and deposits	7,033	918	—		7,951
	175,657	19,047	—		194,704
Capital assets	473,656	141,600	(32,509)	2a)	582,747
Goodwill	10,523	—	—		10,523
Intangible assets	—	1,512	(1,512)	2a)	—
Future income taxes	18,384	—	20,535	2a)	38,919
	678,220	162,159	(13,486)		826,893
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	69,020	11,410	3,800	2b)	84,230
Bank loan	—	9,957	(9,957)	2c)	—
Current portion of obligations under capital leases	—	5,319	(4,120)	2c)	1,199
Current portion of long-term debt	3,306	22,475	(25,017)	2c)	764
	72,326	49,161	(35,294)		86,193
Long-term debt	200,168	—	48,474	2c)	248,642
Obligations under capital leases	—	—	4,120	2c)	4,120
Other long-term liabilities	1,282	—	—		1,282
Future income taxes	22,212	—	—		22,212
Deferred credit	3,105	—	—		3,105
Non-controlling interest	155	—	—		155
Deferred gain	—	299	(299)	2a)	—
	299,248	49,460	17,001		365,709
SHAREHOLDERS' EQUITY					
Capital stock	168,813	169,563	(169,563)	2a)	251,025
			82,212	2a)	
Contributed surplus	9,914	7,096	(7,096)	2a)	9,914
Retained earnings (deficit)	203,365	(63,960)	63,960	2a)	203,365
Accumulated other comprehensive income	(3,120)		—		(3,120)
	378,972	112,699	(30,487)		461,184
	678,220	162,159	(13,486)		826,893

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)
(Unaudited)
For the nine months ended September 30, 2009

(000s, except per share data)	Calfrac ($)	Century ($)	Pro Forma Adjustments ($)	Notes	Pro forma Calfrac ($)
Revenue	418,376	52,471	—		470,847
Expenses					
Operating	343,001	48,978	—		391,979
Selling, general & administration	27,397	7,790	—		35,187
Impairment of capital assets	—	27,435	(27,435)	3d)	—
Depreciation	45,563	13,755	(4,236)	3a)	55,082
Impairment of goodwill	—	3,503	(3,503)	3d)	—
Interest, net	10,951	1,066	5,494	3b)	17,511
Foreign exchange losses (gains)	3,902	(3)	—		3,899
Loss (gain) on disposal of capital assets	(1,321)	179	—		(1,142)
	429,493	102,703	(29,680)		502,516
Income (loss) before income taxes & non-controlling interest	(11,117)	(50,232)	29,680		(31,669)
Income taxes					
Current	1,234	—	—		1,234
Future	(6,062)	—	(5,377)	3c)	(11,439)
	(4,828)	—	(5,377)		(10,205)
Income (loss) before non-controlling interest	(6,289)	(50,232)	35,057		(21,464)
Non-controlling interest	111	—	—		111
Net income (loss) for the period	**(6,400)**	**(50,232)**	**35,057**		**(21,575)**
Net loss per share *(note 5)*					
Basic					(0.50)
Diluted					(0.50)

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)
(Unaudited)
For the year ended December 31, 2008

(000s, except per share data)	Calfrac ($)	Century* ($)	Pro Forma Adjustments *Note 1* ($)	Pro Forma Adjustments *Note 4* ($)	Notes	Pro forma Calfrac ($)
Revenue	564,363	133,354	(17,606)	—		680,111
Expenses						
Operating	441,259	103,390	(13,547)	—		531,102
Selling, general & administration	41,164	13,903	(1,954)	—		53,113
Depreciation	51,147	14,628	(2,737)	800	4a)	63,838
Interest, net	11,572	921	(60)	8,175	4b)	20,608
Equity share of income from long-term investments	(122)	—	—	—		(122)
Foreign exchange losses (gains)	(1,904)	304	45	—		(1,555)
Loss (gain) on disposal of capital assets	9	258	8	—		275
	543,125	133,404	(18,245)	8,975		667,259
Income (loss) before income taxes & non-controlling interest	21,238	(50)	639	(8,975)		12,852
Income taxes						
Current	(4,058)	—	—	—		(4,058)
Future	7,573	—	—	(258)	4c)	7,315
	3,515	—	—	(258)		3,257
Income (loss) before non-controlling interest	17,723	(50)	639	(8,717)		9,595
Non-controlling interest	(141)	—	—	—		(141)
Net income (loss) for the period	**17,864**	**(50)**	**639**	**(8,717)**		**9,736**
Net income per share *(note 5)*						
Basic						0.23
Diluted						0.23

* For the fifteen months ended December 31, 2008, which is adjusted for the year ended December 31, 2008 under the pro forma adjustments column.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the nine months ended September 30, 2009 and for the year ended December 31, 2008

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated balance sheet of Calfrac as at September 30, 2009 and the unaudited pro forma consolidated statements of income (loss) for the nine months then ended and the year ended December 31, 2008 (the "pro forma statements") have been prepared to reflect the following:

- On September 20, 2009, Calfrac and Century entered into a definitive agreement pursuant to which Calfrac purchased all of the issued and outstanding common shares of Century, a privately held fracturing services company based in Calgary, Alberta. The acquisition closed on November 10, 2009; and
- The offering and the use of proceeds therefrom as described herein.

The unaudited pro forma statements have been prepared by management in accordance with GAAP and National Instrument 51 – 102. The unaudited pro forma consolidated balance sheet gives effect to the transaction described in Note 2 as if it had occurred on September 30, 2009, while the pro forma consolidated statement of operations gives effect to those transactions as if they had occurred on January 1, 2008 for the year ended December 31, 2008 and for the nine months ended September 30, 2009 as described in Notes 3 and 4. The pro forma statements include all the necessary adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements, no adjustments have been made to reflect operating synergies and administrative cost savings that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Calfrac's audited consolidated financial statements as at and for the year ended December 31, 2008 and the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009.

The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

- Calfrac's audited consolidated financial statements as at and for the year ended December 31, 2008 and unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009; and
- Century's audited consolidated financial statements as at and for the fifteen months ended December 31, 2008 and unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009.

As Century's income statement in its most recent year end audited consolidated financial statements were for the fifteen months ended December 31, 2008, the adjustments to arrive at the twelve month period amounts are shown under the pro forma adjustments.

2. **Pro forma unaudited consolidated balance sheet adjustments (September 30, 2009)**

The unaudited pro forma consolidated balance sheet gives effect to the following assumptions and adjustments as if they had occurred on September 30, 2009:

(a) Acquisition of Century

Under the terms of the Plan of Arrangement, Calfrac purchased all of the issued and outstanding shares of Century for $13.5 million in cash plus 5,144,695 Calfrac shares. For purposes of these pro forma financial statements, the share consideration has been valued at $82.2 million. In addition, Calfrac assumed indebtedness, net of working capital, of approximately $30.1 million in connection with the acquisition.

For the purposes of the preparation of these unaudited pro forma statements, the acquisition has been accounted for using the purchase method of accounting in accordance with Section 1581 of the Canadian Institute of Chartered Accountants (CICA) Handbook. At the time of this transaction, Calfrac has the option to early adopt the new business combinations standard (CICA Handbook Section 1582) to account for the transaction. Should Calfrac decide to adopt the new standard, there may be material differences in the amounts recorded in accounting for the transaction versus what would be recorded under Section 1581.

The following summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition:

(000s)	($)
Acquisition Cost	
Calfrac shares	82,212
Cash	13,500
Transaction costs	3,800
	99,512
Allocation	
Accounts receivable	9,916
Inventory	8,213
Prepaid expenses and deposits	918
Accounts payable	(11,410)
Property and equipment	109,091
Future income tax asset	20,535
Bank loan and long-term debt	(32,432)
Obligations under capital leases	(5,319)
	99,512

The above purchase price allocation has been determined from information available to the management of Calfrac at this time and incorporates and reflects management's preliminary assessment of the exchange value and net assets acquired. The allocation of the purchase price to the assets and liabilities of Century will be finalized once the acquisition has been recorded and the final fair values of the assets and liabilities have been determined. Accordingly, the above allocations will change.

(b) The accounts payable and accrued liabilities have been adjusted to include estimated transaction costs for the Century acquisition of $3.8 million, relating to professional legal, accounting and advisory fees.

(c) Long–term debt of Calfrac has been adjusted to include the following:

- The estimated cash consideration of $13.5 million on the acquisition of Century, which was financed with borrowings under Calfrac's existing credit facility.
- The obligations under capital leases and mortgages of Century were reclassified to current liabilities at September 30, 2009 but have been reclassified into their respective current and long-term portions under the pro forma statements.
- The issuance of the notes under the offering and the use of proceeds therefrom to repay debt under Calfrac's existing credit facility, Century's current bank loan and credit facility.

(000s)	($)
Bank loan	
Repayment of Century bank loan	(9,957)
	(9,957)
Current portion of obligations under capital leases	
Reclassification of Century's current portion of obligations under capital leases	(4,120)
	(4,120)
Current portion of long-term debt	
Repayment of credit facilities from proceeds of senior notes	(17,955)
Reclassification of Century's long-term portion of mortgages	(7,062)
	(25,017)
Long-term debt	
Estimated cash consideration on acquisition of Century	13,500
Repayment of credit facilities from proceeds of senior notes	(68,991)
Net estimated proceeds from issuance of senior notes(1)	96,903
Reclassification of Century's long-term portion of mortgages	7,062
	48,474
Obligations under capital leases	
Reclassification of Century's current portion of obligations under capital leases	4,120
	4,120

(1) Based on gross offering proceeds of US$100.0 million converted on the basis of the November 13, 2009 exchange rate of $1.00 = US$0.9544, after deducting estimated initial purchaser discounts, fees and expenses and estimated original issue discount.

3. Pro forma unaudited consolidated statement of income (loss) (nine month period ended September 30, 2009) (000s)

The unaudited pro forma consolidated statement of income (loss) for the nine months ended September 30, 2009 gives effect to the following assumptions and adjustments as if the transactions described in Note 2 occurred on January 1, 2008:

(a) Depreciation has been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property and equipment.

(b) Finance charges have been adjusted for the additional interest expense (including amortization of the estimated debt discount and financing costs related to the new issuance of senior notes) reflecting the increase in the interest rate on the new senior notes less the historical interest expense on debt that was repaid.

(c) The future income tax provision has been adjusted to reflect the adjustments above that affect net earnings and to recognize the tax effect of Century's reported results.

(d) Century's results for the nine months ended September 30, 2009 included an impairment of capital assets and goodwill. These amounts have been reversed as the transaction is assumed to have occurred on January 1, 2008. Therefore, there would be no impairment of capital assets and goodwill for the nine months ended September 30, 2009 as these assets would have already been adjusted to their fair values at the assumed date of acquisition.

4. Pro forma unaudited consolidated statement of income (loss) (year ended December 31, 2008) (000s)

The unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2008 gives effect to the following assumptions and adjustments as if the transactions described in Note 2 occurred on January 1, 2008:

(a) Depreciation has been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property and equipment.

(b) Finance charges have been adjusted for the additional interest expense (including amortization of the estimated debt discount and financing costs related to the new issuance of senior notes) reflecting the increase in the interest rate on the new senior notes less the historical interest expense on debt that was repaid.

(c) The future income tax provision has been adjusted to reflect the adjustments above that affect net earnings and to recognize the tax effect of Century's reported results.

5. Unaudited pro forma shares outstanding:

The net income (loss) per share has been based on the following:

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Weighted average Calfrac shares outstanding	37,741,561	37,696,924
Shares issued on the acquisition of Century	5,144,695	5,144,695
Weighted average shares — basic	42,886,256	42,841,619
Dilutive effect of stock options	—	19,990
Weighted average shares — diluted	42,886,256	42,861,609

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income (loss) per share — basic and diluted	$ (0.50)	$ 0.23